UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2025

Brian John
Chief Executive Officer
OFF THE HOOK YS INC.
1701 Jel Wade Dr.
Wilmington, NC 28401

Re: OFF THE HOOK YS INC.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 28, 2025
File No. 333-288551

Dear Brian John:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Corporate Structure and Background, page 8

1. We note your response to prior comment 2, including that you granted stock under the amended purchase agreement on December 6, 2024 and the purchase price was "negotiated on an arms-length basis and represents what the parties believed was the value at such time"; however, we also note the following:
   - The relatively short time period between when the stock was granted and when the draft registration statement was submitted;
   - The more than ten-fold increase in the implied enterprise value of the company indicated by each transaction during the short time period;
   - The modest improvement in current interim results relative to comparable interim

results; and
- Mr. John's role as CEO.

It remains unclear to us how you determined the purchase price to be paid Mr. John represents the fair value of the shares he will acquire and that the stock sale agreement is not essentially compensatory, analogous to the guidance in SAB Topic 5:T. Please advise or revise your disclosures accordingly.

Dilution, page 38

2. Please address the following related to your Dilution disclosures:
   - The net tangible book value and as adjusted net tangible book value balances as of March 31, 2025 of $665,258 and $22,657,998, respectively, appear to include goodwill. Revise and remove goodwill from the calculations of net tangible book value and as adjusted net tangible book value.
   - Revise the total consideration paid by existing shareholders and net investors to reflect actual amounts paid rather than net proceeds received or to be received by the company.

Certain Relationships and Related Party Transactions
Member Distribution, page 86

3. We note your revisions in response to prior comment 4 and reissue. Please explain why you awarded member distributions, including whether such distributions were contractual obligations or otherwise. In addition, please explain whether you will continue paying member distributions after the initial public offering. If such distributions will continue, please add disclosure throughout the prospectus that discloses the required distributions, the anticipated amounts, and any associated impacts or risks that such distributions may have on your business. Further, please enumerate the "Recipients" in those columns identified as "Various Members," both by name and amount of distribution, or explain why you are not required to do so pursuant to Item 404(a)(1) of Regulation S-K.

Exhibits

4. Please have your auditor revise their consent in Exhibit 23.1 to also include a statement acknowledging their identification as an expert on page 107 of the filing.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kristin Baldwin at 202-551-7172 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing